 Exhibit 99.7

Earnings Call 2

EARNINGS CALL 2

Q1 FY 2016 RESULTS

July 21, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

ANALYSTS

Edward Caso

Wells Fargo

James Freidman

Susquehanna International Group

Joseph Foresi

Janney Montgomery Scott

Ravi Menon

Elara Securities

Keith Bachman

BMO Capital

Rishi Jhunjhunwala

Goldman Sachs

Dave Koning

Baird

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Inba. Hello everyone, and Welcome to Infosys Earnings Call to Discuss Q1 FY16 Financial Results. This is Sandeep from the Investor Relations team. Joining us today on this call is CEO and MD – Dr. Vishal Sikka, COO – Mr. Pravin Rao, CFO – Mr. Rajiv Bansal along with other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter by Dr. Vishal Sikka followed by comments from Mr. Rajiv Bansal. Subsequently we will open up the call for questions.

Before I hand it over to the management team I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I now would like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. And good afternoon, good evening and good morning, ladies and gentlemen. Thank you for joining us.

I am very pleased with our overall performance for the quarter that ended on the 30th of June 2015, following the below average performance that we saw in our Q4 of last year. On nearly every parameter our results were on par or ahead of our plan. Quarter-on-quarter our revenue was US$2.256 bn, this translates to a quarter-on-quarter growth of 4.5% in US dollar terms and 4.4% in constant currency.

The overall demand environment continues to be encouraging baring a few select industry segments. Our volumes grew by 5.4%. This was the best quarterly growth in revenue in the last 15 quarters and in volume growth in the last 19 quarters excluding the effect of acquisitions. I believe these results are based on creating a deeply client centric organization in our traditional service lines as well as in our new initiatives and in our business enabling functions. In large deals and in top accounts we have re-imagined the client experience and created new processes to bring more discipline and more focus and this is enabling us to design our proposals based on the specific value driver for our clients. In new service lines we are seeing wide spread options of innovation and emerging technologies both in the grass roots of our organization as well as in breakthrough innovation. And this is opening up entirely new types of conversations and new engagement with our clients.

Our operating margin for the quarter was 24%, down from 25.7% of the previous quarter primarily on account of seasonal wage increments and visa fees. Employee utilization was at 80.2% excluding trainees and there is certainly some room for improvement that we see here. We have rolled out many specific initiatives during the quarter that are targeted at improving the productivity of employees and we are seeing some very encouraging early adoption of these initiatives. We have created a strong operational focus throughout the organization and with every employee. While we are still early in our journey to become the leading next generation services company, this result gives us good momentum for the rest of the year.

Let me now talk specifically about few aspects of our performance. Growth came across the board in all of our business segments. In financial services we had a record quarter under the leadership of Mohit. Under Manish’s leadership our healthcare and life sciences segment saw one of its strongest quarters. In manufacturing and high tech under Sanjay Jalona key client relationships saw significant expansion. And in energy and communications under Rajesh we also saw significant growth despite the sectoral pressures. And Sandeep’s Retail CPG unit had a great quarter of deal conversions. And in delivery with Ravi who took over our global delivery services, we have seen tremendous growth in horizontal service lines, Infrastructure Management for example grew by more than 7% quarter-over-quarter.

Last quarter I talked about the changes we made to rethink our client facing sales and delivery function and bringing together multiple parts of the organization and really enhance our RFP processes. This has begun to show result in large deal wins and in client metrics. In large deals, improving our competitiveness to win large multi-year outsourcing engagements is quite important to build a solid revenue base for our future growth and to establish stronger client relationships which are so critical to our business. We closed six deals of more than $50 mn each including three deals of more than $100 mn of total contract value. These include a multi-year agreement with Deutsche Bank covering Bespoke development, maintenance, Digital and Mobility, Package Implementation and Testing Services and Application Development and Management Transformation Innovation services deal with allied Irish Banks, a BPO and SAP agreements with the shared services unit of the Australian state of New South Wales, and in the first few weeks of July as well we have won a few more additional large deals.

From an account mining perspective we instituted a strong oversight of our top accounts and a more rigorous focus on pipeline development, on conversion and on just better connecting the dots and bringing the entire power of our organization to bear on the top clients. Our top 10 clients grew by 5.7% quarter-on-quarter compared to a decline of 1.2% in the previous quarter. We added 37 net new clients and the number of $50 mn+ accounts increased to 49. We have now integrated our consulting partners in to our top 200 accounts, our intent here is to increase the focus on discovering and delivering new value to our most strategic client partnerships using design thinking methods and we are hopeful that under the leadership of Sanjay Purohit, these consulting lead initiatives will show a positive trend throughout the rest of the year.

Higher revenue per FTE is perhaps the most important measure of the success of our strategy. As I have said before the pricing environment for traditional services continues to see downward pressure. We will work to change the trajectory of per capita revenue upwards in the coming quarters. Traction in our Finacle and Edge units and the acceleration of the deployment of automation solutions for software maintenance in Infrastructure Management and in business process outsourcing services will continue to be a key part of our focus towards this objective. In Finacle under Michael’s leadership we won 15 deals during the quarter including those with Corporation Bank, Indian Overseas Bank and Federal Credit Union. Our Edge suite of software as a service offerings were sold into 14 new clients in the last quarter and four of these have already gone live. Johnson & Johnson selected ProcureEdge for its worldwide sourcing operations. BT Openreach expanded it’s use of our AssistEdge platform in its call centers for improving their customer service and providing analytical insights. And by the 1st of August we will have completed the merger of our Finacle and Edge teams into one entity to leverage synergies in product management, in go to market models and in operational efficiency.

Our Infosys automation platform for Infrastructure Management is already live in 10 client programs and is already yielding results in the form of up to 37% increase in effort productivity and 17% improvement in human portion of the services. Similarly with Panaya we have seen some great traction in this last quarter, we won 15 engagements sold by the Infosys sales team together with the Panaya team in our Retail, Manufacturing Utilities and Services segments coming together. We are now pursuing more than 137 opportunities for Panaya’s cloud suite and Panaya platform, applying it to the enterprise systems upgrade opportunity as well as going beyond enterprise system upgrades into new areas like testing and realizing 35% to 50% productivity gains in these projects the way they would have done before Panaya.

In terms of mid-term strategies, from my one on one interaction with client executives and at our client conference in San Francisco last April, my sense is that our strategies and our actions are resonating well with their own priorities and this has begun to show up in multiple engagement across the company. We continue to make headway with our new services, we now have more than 127 client engagement of the Infosys information platform under Abdul’s leadership with 7 in production and 16 in pilot engagements already finished in the areas like predictive analytics for railroads, sales agent effectiveness, customer segmentation and driver telematics.

As you know we also completed the acquisition of Kallidus during the quarter and there is a growing pipeline especially in our Retail portfolio for the Skava mobile commerce platform. Our M&A and innovation related investments under Ritika’s leadership continue in full steam. We have participated in a Series-A investment round in A&SR Consulting, a management consulting that helps Fortune500 companies in setting up global IT centers with Infosys as a preferred partner.

Perhaps one of the most exciting activities of the quarter was our zero distance initiative to bring new value to all our existing client projects through innovation. This program now touches 70% of our delivery engineers and more than 676 of these ideas have already been discussed with clients. We are tracking these very closely, this grassroots innovation, this innovation in every corner of the company is at the core of our strategic transformation that we have embarked upon as a company. Ideas for these innovations have come in all kinds of areas like knowledge based IT and neural networks, early validation in performance testing, test automation using robotics, automation for cloud migration, statistical modeling for marketing campaigns, next generation technology architectures using new open source technologies.

From an employee standpoint we continue to invest in our people. We rolled out an average wage increase of 7.5% to 8% offshore and 2.5% onsite during the quarter. Attrition remains in check. On an annualized basis attrition during Q1 was 14.2% compared to 23.4% in Q1 of 2015 that is more than 9% improvement. There was a slight uptick in absolute terms during the quarter, although this is seasonal for this time of the year. Our total employee headcount for the group stands at 179,000+ people. Employee engagement efforts during the quarter were focused on project management and at the project manager layer steering innovation at every project in the company. We continue to simplify internal processes and policies to make Infosys a great place to work for every one of our employees. Employee training has always been a top priority for us. We have reinforced our curriculum and strengthened our assessment.

The Infosys Learning Platform, an online real-time platform for educating our employees which I talked about last quarter has now been rolled out to 3000 trainees. 480 employees have already been trained on machine learning concepts during the quarter and I am happy to report that our breakthrough emersion training and design thinking has now crossed more than 40,000 employees. Mr. Murthy always talked about the value of learnability as a key core value of our company and as you can see we continue to hold a steadfast focus on this all important value.

Finally, one more point on innovation. We are seeing new ideas coming from all corners of the company, reflecting a culture of learning and embracing change. One remarkable example is in our facilities team which has done some incredible work on renewable energy with a goal of making our campuses self-sufficient by 2018.

Our Hyderabad campus, a beautiful campus, will go completely off-grid by the end of this year. Our first quarter performance gives me increased confidence that we can meet our earlier guidance that we provided for the full year of 10% to 12% growth in financial 2015 constant currency terms.

I wish to thank all the leadership team across Infosys from sales and consulting to project delivery and all our enabling functions. All these leaders are committed to and passionate about delivering value to all our clients and to our investors. And now my friend Rajiv who was recognized as the Best CFO by Finance Asia this quarter and in my view is the best CFO on the planet will now take you through the financial highlights before we open up for questions. Rajiv.

Rajiv Bansal

Thank you, Vishal, thanks for all the kind words. Hi everyone. We ended the quarter with revenue of $2.256 bn, a quarter-on-quarter growth of 4.5% on a reported basis. On constant currency basis, based on Q4 average rate, we grew by 4.4% and by 3.6% based on March 31st rates. If you recollect, in April we had given a guidance of 10% to 12% which required a sequentially growth rate of 2.8% to 3.5% at March 31st rates to meet our lower and upper end respectively. Our performance in Q1 is in line with the required rate for the upper end. I believe we have done reasonably well on the margin front in this quarter, we have been able to contain the impact of wage hike and visa cost on our operating margins to 170 basis points through better operational efficiencies and cost optimization efforts.

As you would recall, we rolled out wage hikes for our employees effective April. We had also rolled out promotions in line with our quarterly promotion policy. During the quarter our utilization excluding trainees went up from 78.6% to 80.2%, onsite mix however increased to 29.2%.

The pricing continues to remain under pressure and has declined by 0.7% quarter-on-quarter on reported basis and 0.8% on constant currency basis. On a year-on-year basis pricing has declined by 7.3% in reported terms and 3.3% on constant currency terms.

We added 11,889 employees gross during the quarter with a net addition of 3,336 employees. We normally see a high attrition in Q1 as employees leave during the quarter for pursuing higher studies. Our annualized attrition on a standalone basis for the quarter was 14.2% as against 13.4% last quarter and on a consolidated basis was 19.2% as against 18.3% last quarter. However, annualized attrition on a standalone basis has declined by over 900 basis points to 14.2% when compared to Q1 of last year. Similarly on a consolidated basis annualized attrition of 19.2% is a 700 basis points lower compared to Q1 of last year. This highlights the positive impact of all the initiatives that we have undertaken in the last year to retain our talent.

Our cash and cash equivalent as of 30th June was $4.75 bn compared to $5.214 bn as on March 31st. The decline in cash and cash equivalent is due to a payout of final dividend and payout towards acquisition of Kallidus and impact of increase in DSO days. Our DSO for the quarter went up to 68 days, something that we are watching very closely.

Last quarter we articulated our capital allocation philosophy with up to 50% of our net profits to be distributed as dividend and balance to be invested primarily for M&A and CAPEX needs. With interest rates falling and expected to fall further during the year we expect our interest income as a percentage of revenues to significantly be lower in the current year as compared to last year.

During the quarter we have seen volatile currency markets with rupee depreciating against US dollar and all major global currencies. For instance on the quarter-end exchange rate rupee depreciated by 1.8% against US dollar, 8.2% against British Pound, 6.5% in Swiss Franc and 6% against Euro. This has resulted in a forex loss of $4 mn for the quarter. We had outstanding hedges of $996 mn at the end of the quarter.

Though the effective tax rate for the quarter was 28%, we expect it to be between 29% to 30% for FY16 due to increase in statutory tax rate in India and some of our SEZ units moving from 100% tax exemption to 50% tax exemption.

We have retained the constant currency guidance at 10% to 12% for FY16 which was given in April. Due to favorable cross currency movement between March 31st and June 30th, 10% to 12% in constant currency now translates to 7.2% to 9.2% in US dollar reported terms compared to 6.2% to 8.2% that we gave in April. This is sequential growth rate of 2.3% to 3.5% CQGR from Q2 to Q4 at June 30th rates. We continue to expect our operating margins to be in the band of 25%, (+/-1%).

With that I will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

I sort of focused on some of the traditional business Infrastructure Management, ADM and so forth which are enjoying, strong buy but they are also the more commoditizing part of the market. Is that where you are seeing price pressure and is that what is weighing on margins here? And then maybe if you could lead that into a discussion of where you are in automation, both automation of new work you are winning and automation of existing work. Thank you.

Vishal Sikka

Thanks Edward, that’s a great question. Let me start and then Rajiv can add as necessary and Pravin can add as necessary. We do see the downward pricing pressure in commoditizing areas like infrastructure, some parts of maintenance and verification and so forth and that is why also we believe that automation needs to come in there probably before other areas, also because they are also more amenable to automation. If you look at Application Development as a category which used to be the primary category for Infosys 15+ years ago, that continues to be something that is much more human oriented and many of these infrastructure type services continue to be ones which are more amenable to automation.

Since I started my journey here at Infosys almost a year ago, we have been investing heavily in bringing automation to bear across the board and in this last quarter we saw the first tangible results of that. We rolled out our Infosys Automation Platform which is a collection of tools, AI-based technologies to help automate many of these routine mechanizable tasks. We rolled that out in Infrastructure Management to 10 clients, we had a very interesting result that came up as a result of that. These 10 clients, the category of work that was done by people was about 1,080 people and we replaced the work of the 187 out of the 1,080 people with automation, that is a saving of about 17% in terms of the number of people and a productivity improvement we saw of up to 37% in the work as a result. So what that does is you see that in Infrastructure Management going forward we will replace the work that was offered as a people only service into people plus this software. The software comes that we charge for it at a high margin, it reduces the number of people working on a given project and therefore we break out of this vicious cycle of utilization, RPP and profit margins by creating this people only model and transforming that into a people plus software model where the software is much higher margin, the number of people is less and we are able to provide the customer a more differentiated offering at a cheaper price thereby being economically attractive to the customer and meet that cycle. We want to replicate this cycle across the board in every service.

In Panaya as I mentioned earlier, we had 15 sales that were done by the Infosys sales team, eight in manufacturing alone. This is a great example, the finances of it are not significant yet because 15 deals are relatively small, but the fact that our sales team has embraced this motion of selling these new solutions in these new model is a very encouraging sign for the future that we are able to replace a project that would have been a people only project in the past with a smaller number of people and with the additional Panaya software, so again you see this pattern of replacing a people only service with smaller number of people perhaps that you can charge more for with the software so that the collective economics for the customer becomes better, the margin profile for us becomes better and we are able to free up the people to do more things of the same nature or more things of a different nature. Going forward, we will see more and more of this. This quarter in our infrastructure practice we are already bringing the same practice to four dozen clients already, we have started that in Q2 now and similarly in the other areas of our service lines like in verification and in application maintenance through our zero distance initiative, I was very encouraged to see that 1,400 master projects covering about 23,000 people are now looking at ways to automate what the work that they do so that they can do more with less as Prof. Mashelkar used to say. This is in an essence the motion, key procedure that we want to repeat over and over again and bring to a much larger scale as we grow forward if we are to bring automation as a differentiator to our clients and if we are to get away from sort of this downward spiral of increasingly lowering costs, this lowered RPP, further burden of utilization and so on.

Edward Caso

As a quick follow-up, realization continues to be negative, is that loosing importance to some metric here as the automation kicks in or should we start to see a positive turn in the realization metric? Thank you.

Vishal Sikka

Yes, over a period of time that will happen Edward, not immediately but as we see the embrace of automation and the adoption of automation happen on a more widespread basis you will see that happen.

Moderator

Thank you. Our next question is from James Freidman of Susquehanna International Group

James Freidman

Hi, congratulations on these excellent numbers. Vishal on the afternoon call you had described a new intensity to sales, I think you had used the work aloof and detached in your characterization of the sales culture previously. I was just trying to get the sense of how much you have been able to reengineer the sales initiatives and clearly you have the tangible evidence here but what are some of the methodologies that you are using to try and elevate the sales culture?

Vishal Sikka

So James let me clarify that, I was not referring to, we have never had an aloof and detached sales culture ever in the history of our company over the last 34 years. The thing that I was referring to as being aloof and detached is the RFP institution that exists in the services industry. The very nature of an RFP and going through a proposal process is such that there is a somewhat of a distance to it, there is an aloofness to it, that’s what I was referring to. So one of the things is, our sales team is as passionate as ever and continues to be and it has always been the case, in fact we have had a very distinguished history of a highly high value, high integrity sales organization across our history, so I want to clarify that with no uncertain terms. Having said that, one of the things that we did in this last quarter was we did bring a tremendous focus to the way that we sell, the way that we go after the contracts and the opportunities and one of the most visible signs of that was the work that we did in redesigning our RFP process. This RFP process that I talked about, we have been thinking much more about how do we bring design thinking to the RFP process, how do we bring a much deeper sense of client centricity and empathy for the client into that RFP process, changing the narrative, deeply understanding the strategic priorities of the client and the value that we bring in our offerings and prepare that in a proposal that is much more attractive and that the clients can relate to and we already saw the first successes of that in every one of the large deals that we won in the course of the last quarter and that we have won since then. We have had at least one deep change that happened as a result of this new RFP process. I hope this answers your question.

James Freidman

Yes, thank you, and then just one follow-up. Rajiv, could you revisit your SEZ conversation, I did not quite follow what is going on there but would that implies for the tax rate going forward?

Rajiv Bansal

No, if you would know in India we have a tax exemption for all the software services export that we do from special economic zones, so the tax regulation in India says for the first five years we get 100% tax exemption and from the 6th year onward we will get 50% tax exemption. Some of these SEZ units were set up five years back and they are moving to 50% tax exemption during the year. As a result of that, the effective tax rate is likely to go up because of this profits moving from 100% tax exemption to 50% tax exemption. In addition, there has been an increase in the statutory tax rate in India and that is another reason why the effective tax rate is likely to go up this year.

Moderator

Thank you. Our next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi. I guess my first question here was, could you give us some idea of what portion of your business is in some of the newer offerings like Digital versus something what you are seeing on the commoditization side?

Vishal Sikka

That is a good question Joseph. There is a tremendous sense of ambiguity in the industry around what Digital exactly means. When you look at it philosophically, when Nicholas Negroponte wrote great book “Being Digital” and look at it in that sense everything that we do is Digital, so I would say that 100% of our revenues is in Digital. But when we look at it in the sense of Digital and what it is doing to the industries that we serve, for example to Retail and how Digital is enabling a completely new set of experiences for consumers in Retail environment or how Digital is about bringing mobile devices and transforming the experience of the consumer or how Digital changes the Manufacturing industries towards becoming much more where software becomes embedded I mean if you look at the dash board of an S Class Mercedes today, the entire dash board is a Digital one, there are no knobs and switches and needles that used to be there. So in that sense there are tremendous opportunities that we see in how the physical world of our clients is becoming transformed by the Digital technology and we see a great set of opportunities there. We do a lot of business in these new areas, almost all the work that we are doing in the Digital technology space is in these kind of opportunities, almost all our Design Thinking work that we do, almost all the Analytics work that we do is in these kinds of engagements and these kinds of areas. So once the industry settles down on a better more precise and a more realistic definition of what they mean by Digital, I mean there are massively varied distributions in how companies characterize their Digital revenue and I think it is frankly in my view it is nonsense, once they have that then we will be able to more precisely articulate the parts of our business that are in those area. But let me just for now say that as the world around us becomes increasingly Digital, and increasingly driven by this transformation of the physical experiences into virtual ones we are seeing almost all of those areas we see tremendous growth in our business.

Joseph Foresi

No, I agree there needs to be a standard definition on the Digital side. But I guess my question is, as you see these projects develop in Digital, are there new incremental business, does it impact your visibility at all and how should we think about them from a margin perspective, I am just trying to get an idea of sort of how you compete versus some of the other players who are obviously claiming fairly good growth rates and large percentages of the revenue from Digital.

Vishal Sikka

The way I would characterize that is the new engagements so far from our consulting team, the way we are reorganizing and setting up our consulting is in two distinct categories. Towards the renewal of the existing businesses, we have created the theme of what we call knowledge based IT which is over arching program to help transcend and renew the existing landscapes, the IT landscapes of customers and the new area which is all about what you have been referring to as Digital which is around how do we help transform our client businesses in strategic new areas. So in Retail that means redefining the experience of the consumer, creating more omni-channel as well as rethinking the physical spaces that consumers go to, I mean if you notice in the Retail world many chains have been closing down their stores and things like that but many others are actually rethinking the physical stores as a great new kind of Digital experience and we are helping many of our Retail clients with these kind of changes or even in banks or telcos and people who have Retail presence and in hospitals, physical spaces are becoming increasingly Digital and we are seeing a great growth happening in these areas or if you look at some of the other industries around CPG where you optimize the supply chain using the completely Digital technologies where in the past there was a lot of physical presence and so forth or in Energy with Digital oil fields, everywhere we see that the new of the equation of Renew and New almost inevitably ends up being all about Digital. So the way I would put it is, the Product and Platforms business, all the IP-led services business, the Design Thinking business, almost all of the new and parts of the renew will all be about this so called Digital transformation of businesses and the rest will be about the renewal of the existing landscapes to move it to the cloud and things like that. So the key ends up being is which part of the customers business which used to be physical or analog is now becoming Digital or virtual and how do we put a bracket around that and I think that is a good way to measure what this means and in our case that would be again the good way to measure that.

Joseph Foresi

Got it. And then last question from me, sort of a quick one. On the profitability side, I understand the margin profiles for this year and sort of what you have given for the guidance for the bracket there, but as Digital becomes a larger piece of your business and you balance it versus commoditization, where do you see or how do you feel about the profitability of the business and present margin levels over a longer period of time? And you do not have to give us a number but I am just trying to get an idea of what you think is a realistic level.

Vishal Sikka

I think that for the visibility that we have operationally over the rest of this year we feel comfortable with the 25% (+/-1%) guidance that we have given. If you look beyond that, earlier in response to one of the earlier questions I mentioned that the formula that we are following is of taking a people oriented proposal which was 100% driven by people and transforming that into a lesser number of people plus software and we charge for the software as we do for Panaya or IAP or IIP or the other platforms. So that equation changes in a way that instead of 100% people at a certain rate and so forth, towards a lesser number of people plus software. It does three things, first of all it lowers the cost to the client and it helps our service become more differentiated and more attractive, because we can lower the price of the software, you have a lesser number of people so you have more room to maneuver. Second, it actually helps us improve our margin because the software is at a much larger margin and we have lowered the number of people who are in the part of the proposal. And third, it frees up the people to do more, to do more of the new kinds of things like the Digital things that you were talking about, and to do more projects of the same nature. So this cycle we want to repeat over and over again and my expectation is that if we are successful at scaling up this cycle as we have done in the early work of that in this last quarter with Panaya and with IAP and so forth then we will see the margin profile actually not come under pressure and in fact increase and that is why I have laid out our aspiration of getting to 30% margin by 2020. If we are successful at replicating and scaling up this virtual cycle of going from a people only model to people plus software model then we will be able to increase our margin profile without compromise and that is our assumption.

Moderator

Thank you. Our next question is from Ravi Menon of Elara Securities. Please go ahead.

Ravi Menon

My first question is on the high number of laterals that we have seen as a proportion of gross having over the last three quarters, do you think that this is investment in your new areas maybe in the Infosys information platform trying to extend Panaya into you are making it usable for other ERP packages as well like Oracle, getting Finacle ready for the US launch, things like that or is this also kind of a rejig of the employee pyramid with the new capabilities, new skill sets that you require in your traditional areas of business?

Pravin Rao

Pravin here, let me respond to that question. So what you are seeing is a short-term phenomenon, so we are seeing many transformation and need for investing in newer areas. So while we try to ramp up on capabilities and cross skilling people internally so there is some dependence on external hires and some of these areas are also on some of the newer technologies where you may not have too many people but over a period of time once we are able to cross-skill our people, we will see those lateral numbers coming down. We will continue to be reliant on our people, training them, reskilling them and they will be able to scale up and take on some of the new technology roles.

Ravi Menon

Thank you sir. And if I might have a follow-up from that, can you give us a rough timeframe of when you think Finacle could be launched in the US and similarly Panaya’s extension for Oracle and other platforms?

Vishal Sikka

We have already achieved, from a functionality point of view, a lot of the capabilities that we need for the US market. We already have successful clients, I mean of course we have talked about Discover Financial as a great success story that we have had with Finacle recently and we have done additional deals in the US as well and we are scaling up our presence there primarily from an implementation services perspective. So we are very confident that Finicle will be able to address certainly the Tier-III, Tier-IV banks in the US market which is a huge opportunity for us. We believe that Finacle is a great core banking platform, we believe that it is the best core banking platform on the planet and we are continuing to invest heavily in this in Michael’s leadership and we are very confident about its capabilities in the US market. As you may have seen recently many analysts voted Finacle as the Best Banking Platform in the world, we have recently ported it to the Azure cloud platform with Microsoft, we are also working with Oracle to move Finacle to the Oracle Cloud and we expect to see growth in the US in the coming quarters. One more thing before we get to the next question, the Panaya, 30% is already in the Oracle space.

Moderator

Thank you very much. Our next question is from Keith Bachman of BMO Capital. Please go ahead.

Keith Bachman

Rajiv, for you if I could, if you could talk a little bit about you mentioned operating margins continue to expect to be (+/-25%), if you could talk about some of the puts and takes relative to the quarter you just reported and particular address, how does the pricing and commoditization that you are seeing in the business impact that, if you could deal with some of the puts and takes as you roll out here over the next couple of quarters to the operating margins?

Rajiv Bansal

That’s a good question because we are seeing pricing pressures and we are seeing very-very competitive pricing environment in almost all our large deals that we are bidding for. But you also have to understand that as we embrace automation and we talk about more effort productivity, some of that would contain the impact of pricing pressure that we are seeing in the market. Second is training and retraining and reskilling of people, our subcontractor expense as a percent of revenues have actually gone up from 2.5%-3% couple of quarters back to 5%. As you would know subcontractors are a multiple of the employee cost per capita and that is another leaver which we are focusing on in terms of training and reskilling our people so that we are able to replace high cost subcontractors on the projects which would give us a margin lever. We have spoken about utilization and we would like our utilization to be 83%-84% and today we are operating at about 80% so that is another 4% lever that we have. Role ratios are very important, in the last couple of years when our growth was muted it did not give us enough opportunities to correct our role ratios because employees do expect promotions even if there is no growth, that’s an issue of the industry. The industry, the other competition was doing well and to retain the best talent that we had we rolled out promotions roughly about 25,000 promotions last year. So as we see an acceleration in our growth we believe that we will be able to achieve a much leaner and better role ratios, so there are enough leavers that we have on the margin front in the medium-to long-term. In the short-term, yes it creates a problem because when you in the middle of the quarter when you are looking at your investment needs to accelerate the growth, look at the needs of the projects in terms of staffing and the technology asset that they need. At the same time you have to work within a very narrow margin band, there is a fine balance that we have to strike on a day-to-day basis and I think over the last five quarters we have struck a good balance. Honestly, I would not want to improve the margins at the cost of investments which will lead to better growth. So every single investment is looked at from a return perspective, from a ROI perspective, and if it makes sense in the medium-to long-term we would go ahead and make the investment even that means that in the short-term or the near quarter you would see a dip in the margin. So I think our philosophy on the margin is very clear, as Vishal had articulated by 2020 we would want our margins to be about 30% operating margins, it is a long journey and in the near-term we have to balance our needs very-very carefully.

Keith Bachman

Yes, fair enough. Okay, I did want to come back to the 30% margin aspiration in 2020. If you think about the next five years, roughly a point a year so to speak but how do you get there because you have talked about adding IP as one of your key variables and Machine Learning and Automation, I would assume as you acquire more IP that you will start to bump into some of the software vendors who are also your partners would then become I would think some level of competition. How you anticipate getting to the 30% in some of the bigger pockets?

Vishal Sikka

I think that from a software vendor perspective if you look at the platform layers, more and more of the platform technologies that are relevant in the modern world continue to be Open Source. So maintenance and delivery offerings around Open Source software where we add value to existing Open Source software and any contribution that we make also goes back into Open Source and our IPs on solutions built on top of it. I think it is a model whereby we can prevent ourselves from getting in to the trap of on the one hand competing with legacy or incumbent vendors and on the other hand continuing to monetize our IP. From the perspective of Application Development and Custom Solution Development, one of the benefits of being at Infosys is that we have the tremendous scale to bring these kinds of custom or highly micro industry-oriented solutions to life in a way that a pure package system vendors cannot. And I think when I came here that was one of the most attractive things I found about Infosys is that that opportunity exists in being able to at a very massive scale bring unique IP based differentiated solutions for narrow parts of industries. For example, one of the amazing solution that we have built using AI technology is a solution to balance an aircraft and we have been working on this and it is amazing, and airplanes weight when engines are mounted on it can be balanced and we have built AI systems to do this in a much more accelerated way than was possible using previous techniques. Now this is probably 10-12 customers that use that but it has an extremely high value to those 10-12 customers and we can afford to do Point Solutions, highly niche industry specific solutions for these types of things and usually the new kinds of problems where software is making its way for the first time do not have package system vendors any way. So we believe that that strategy of being open to whatever exists in our client’s landscape, being a partner to everybody, being open to everybody and yet being able to carve a niche for ourselves by building differentiated IP based solutions is a right strategy which manages to get around these existing pitfalls that we see in the world today.

Moderator

Thank you. Our next question is from Rishi Jhunjhunwala of Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

A couple of questions, first on the sharp rebound in the growth in this quarter. Just wanted to understand a bit more on how much of that would you attribute to on-ground demand actually picking up versus we executing much better in this quarter and just trying to keep the seasonality aside we understand that typically June is a better quarter.

Vishal Sikka

Rishi, perhaps Pravin and Rajiv and any of our leaders who are sitting here can add their perspective on it, but my sense of it is that obviously better execution, a much more focus that we brought along with the changes that we put into the organization to again to focus ourselves in a very deeply client centric way is primarily the reason for the result that you have seen and some of it I would also attribute to the strategic initiative that we have put in place over the last three-four quarters which are now starting to bear fruit. But a much larger percentage of the change that I would attribute to is to the better execution and to the initiatives that we put into place. I see lots of people nodding their heads around the room so I do not think anybody wants to add anything to that.

Rishi Jhunjhunwala

Great. And second question is, over the past four to five years we have seen that consistently we have been starting the year well, however, in Q3 and Q4 the growth seems to be tapering off, and I am not talking about again the sequential seasonality but even in year-on-year growth terms it tapers off in the past few years. You mentioned in the morning that you would hope and you would work towards rectifying that growth trajectory or the trend, just trying to understand first of all what is the issue that even year-on-year growth actually tapers off and secondly what steps you can potentially take to make sure that second half deterioration does not happen as it has happened in the past years?

Vishal Sikka

We are acutely aware of this, we have looked into this, and our management team has been thinking about this over the last few weeks and the last quarter or so. For whatever sort of reasons this has been the case in the last several years and we are aware of this and we are working hard to make sure that this year is not a repeat of that, again by pipeline building and client centric focus, looking at getting better visibility into the future of projects and the opportunities of the clients and so forth. But the other reason that I am cautiously optimistic that the second half of this year will not have the same fate as the second half of the previous years, certainly relative to the previous years is that the initiative that we have put in are consistently picking up steam and while these are still small, I mean on IIP as proud as we are that we have 127 projects, on Panaya we have 137 engagements, on Design Thinking we have more than 100 engagements but together all these add up to like 400 projects out of a base line of 8,500 projects. And so as important as these are, they are still small but there is a consistent rise in the adoption of these and therefore we believe that as we get into the second half of the year more of the growth will come from these kinds of initiatives and the zero distance will have picked up more momentum by them and so forth. So that will also help in addition to the operational excellence and the deep scrutiny on this particular scourge that we have had in the past that will be okay. So as I sit here today I feel aware of this problem that we have had in the past years and cautiously optimistic that we will be able to do better this year.

Rishi Jhunjhunwala

And do you think that by nature these revenues are less seasonal than the traditional services that we do?

Vishal Sikka

I do not think so, maybe Rajiv and Pravin can add their insights into that. I come from the point of view that great solutions and great innovation is of a timeless nature and when times are bad you need innovation and when times are good you need innovation. There are some furloughs and things like that that happen in our Q3 in the Manufacturing industry and other kinds of things but we know them in advance and we know that and we should be able to with the appropriate forecasts and better planning we should be able to mitigate those. So that is sort of how at a high level I look at it but obviously an organization of 180,000 people continually goes through the same exercise every year so there must be some set of reason for that and we are working hard to make sure that this year we do not have the same fate as the previous year.

Moderator

Thank you. Our next question is from Dave Koning of Baird. Please go ahead.

Dave Koning

Yes, hey guys, great job and I just have a couple of short ones. The acquisition contribution from Panaya and Kallidus, how big were those in the quarter, maybe how much sequential growth did that drive to?

Rajiv Bansal

The incremental growth from the two acquisitions that we have done is only about 7 mn during the quarter. Skava and Kallidus deals were closed only on 3rd of June so it is only a one month revenue and Panaya and Kallidus were small acquisitions, a very strategic acquisitions but they do not really add much to the top-line in the initial stage but they have a huge multiplier effect on the entire business of the company. So in terms of your question it is only about 7 mn incremental revenue that is factored in the revenue.

Dave Koning

Okay, great. And somebody else asked about the tax rate on the 29% to 30% this year, is that sort of what we should expect going forward now, has that all normalized?

Rajiv Bansal

It seems so because the increase in tax rate is primarily because of increase in statutory tax rate in India which I do not see it coming down unless the Government of India in the next budget decides to bring it down. And also the fact that some of the units would move from 100% tax exemption to 50% tax exemption, I would believe that this is here to stay.

Dave Koning

Okay. And then lastly just, the subcontractor apportion of expense, that ramped, I think it was the highest since then, maybe it was a little over 5% of revenue, what is driving that and maybe is that something we should expect to stay elevated?

Pravin Rao

See at times when there is a need to ramp up quickly on a particular skill, if we do not have internally we may need to deploy subcontractors and sometimes particularly in quarter one and quarter two we also at times have a very high percentage of visa utilization so we do not have too many people with visas. So that means that either we have to recruit or we have to use subcontractors in the short period of time till we are able to back fill. So what you are seeing is something because of mix of mismatch in skills as well as pressure on the visa, but over a period of time we should be able to bring it down.

Moderator

Thank you. Ladies and Gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call and spending time with us. We look forward to talking to you again during the course of the quarter. Thank you.

Moderator

Thank you. Ladies and Gentlemen, on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.